 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-34873

CHINACACHE INTERNATIONAL HOLDINGS LTD.
(Translation of registrant’s name into English)

Courtyard 8, Zhuyuan Third Street, Zone 3,

Beijing Tianzhu Free Trade Zone, Shunyi District,

Beijing, 100000,China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 15, 2022, Mr. Xiaoqiang Wei resigned  from his position as Chief Executive Officer and Director of ChinaCache International Holdings Ltd. (the “Company”), effective immediately. On the same date, the board of directors of the Company, by unanimous written consent, appointed Ms. Huiling Ying, to serve as Chief Executive Officer and Director of the Company.

Ms. Huiling Ying joined the Company in 2004 and has worked as an employee of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2022	ChinaCache International Holdings Ltd.

	By:	/s/ Huiling Ying
	Name:	Huiling Ying
	Title:	Chief Executive Officer